Mail Stop 4561

February 13, 2009

Stephen P. Jarchow
Chairman
Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, CA 90024

> **Re:** **Here Media Inc.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2009**
> **File No. 333-156726**

Dear Mr. Jarchow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   When you discuss the participation of the HMI Entities in the transaction throughout the prospectus, you generally do not include any mention of the $5.2 million cash contribution that the HMI Entities apparently will make to the combined entity. Please advise or revise your disclosure.

Outside Front Cover Page of Prospectus

2.   Please provide a brief description of the special stock you propose to issue to PlanetOut stockholders. See Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

3.   Please revise the cover page of the prospectus to include the Commission legend required by Item 501(b)(7) of Regulation S-K.

Summary, page 1

4.   Please include in the summary the disclosure required by Items 3(i) and (j) of Form S-4, which require, respectively, a statement regarding whether any regulatory approvals must be obtained in connection with the transaction and a statement regarding whether rights of appraisal exist for dissenters.

Interests of Directors, Executive Officers and Principal Stockholders in the Merger, page 5

5.   Please disclose in this section a brief statement comparing the percentage of outstanding PlanetOut shares entitled to vote held by directors, executive officers and their affiliates and the vote required for adoption of the merger agreement and approval of the merger. See Item 3(h) of Form S-4.

Risk Factors, page 7

"PlanetOut's and the HMI Entities' Limited Operating History…," page 13

6.   Please briefly explain how Here Media's inability, or the inability of the financial community, to accurately forecast Here Media's operating results could cause the company to grow slower or cause its net profits to be lower.

Existing or Future Government Regulation in the United States and Other Countries, page 16

7.   We note that the narrative in this risk factor is long and contains information that could be discussed in other parts of the prospectus, such as in the sections describing the various businesses of the parties to the merger. Note that Item 101(h)(4)(ix) of Regulation S-K requires that a registrant discuss the effect of existing or probable governmental regulations on their business. Please consider revising this risk factor so that you only discuss the risk and relocate the details to more appropriate parts of the prospectus.

The Proposed Business Combination, page 23

PlanetOut's Reasons for the Merger, page 28

8.   On page 29, you cite loss of advertising revenue as a potentially adverse factor of the
      merger. Please briefly explain why announcement of the proposed business combination
      might lead to a loss of advertising revenue.

Financial Analyses of Allen, page 32

9.   Please provide us with any analyses, reports, presentations or other similar materials,
      including financial forecasts and projections and board books, provided to or prepared by
      PlanetOut's financial advisors in connection with rendering their fairness opinions. We
      may have further comments after we review these materials.

Discounted Cash Flow Analysis, page 32

10.   Please disclose here the projected cash flow data used in Allen's analysis and the
      underlying estimates and projections upon which they were based. Further, please
      disclose how the discount rates and terminal multiples used were determined.

Comparable Company Multiples Analysis, page 33

11.   Here, and in the other analyses summarized in the prospectus in which Allen or Viant
      examined data from other public companies, ensure that you disclose the criteria the
      financial advisor used to select those companies. Also, disclose whether any companies
      that met the criteria were excluded from the analysis and the reasons for doing so.

Comparable Precedent Transactions Analysis, page 33

12.   For this analysis and the similar analysis performed by Viant, disclose the criteria the
      financial advisor used to select the precedent transactions and disclose whether any
      transactions that met the criteria were excluded from the analysis and the reasons for
      doing so.

General, page 36

13.   In your discussion of Allen's role on page 36, please disclose whether it was Allen or
      PlanetOut that determined the amount of the consideration to be paid or whether Allen
      recommended the amount of consideration to be paid. See Item 4(b) of Form S-4 and
      Item 1015(b)(5) of Regulation MA.

Financial Analysis of Viant, page 38

14.   In connection with Viant's fairness opinion, please provide all of the information
        required by Item 1015(b) of Regulation M-A.

Tax Consequences Depend on Characterization of Special Stock, page 48

15.   We note your statement in this section that your tax counsel will not opine as to the
        characterization of Here Media special stock for tax purposes. Please add a risk factor
        addressing this issue.

Directors, Management and Principal Stockholders of Here Media, page 61

Directors and Senior Management of Here Media after the Proposed Business Combination,
page 61

16.   For each of your directors and senior management, please be sure that the disclosure in
        this section clearly identifies each person's principal occupations and employment during
        the past five years.

17.   With respect to each person serving as a director or executive officer of Here Media,
        please provide the disclosure required by Item 404(d) of Regulation S-K, including
        disclosure under Item 404(a) regarding transactions that have occurred between those
        persons or their affiliates and the HMI entities or PlanetOut, or transactions which are
        currently proposed, or advise why you believe that this disclosure is not required. We
        note in particular the transactions disclosed on the bottom of page 9 and the related party
        transaction disclosed on page F-19. See Item 18(a)(7)(iii) of Form S-4.

18.   Please provide the disclosure required by Item 407(a) concerning whether your directors
        are independent. See Item 18(a)(7)(iii) of Form S-4.

Compensation of Directors and Executive Officers, page 62

19.   Please provide historical executive compensation disclosure for each of the persons
        serving as a director or an executive officer of Here Media pursuant to Item 402(l) of
        Regulation S-K. See Item 18(a)(7)(ii) of Form S-4.

Description of Here Media Capital Stock, page 63

20.   Please clarify how you plan to account for the Here Media special stock to be issued to
        PlanetOut stockholders in connection with the merger agreement.   Also, tell us how you
        valued the special stock when calculating the purchase price consideration exchanged for
        PlanetOut's equity interest.

Market Price of and Dividends on PlanetOut's Common Stock, page 76

21.   Please provide the disclosure required by Item 201(b)(2) of Regulation S-K concerning the effect of the merger on the ownership interests of PlanetOut's principal stockholders and its directors and executive officers.

Management's Discussion and Analysis of PlanetOut's Financial Condition and Results of Operations, page 77

Overview, page 77

22.   Tell us what consideration you gave to disclosing key indicators of financial condition and operating performance. In this respect, clarify whether you consider the number of subscribers or the subscriber retention rates to be key indicators. Please identify and explain other key variables and factors that management uses to evaluate financial performance. Additional disclosure which quantifies and analyzes these key indicators would provide an improved understanding of your financial results. We refer you to Sections III.B.1 and 3 of SEC Release 33-8350. Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Media.

Results of Operations – Nine Months Ended September 30, 2007 and 2008, page 78

23.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose that your decrease in advertising revenue was due to turnovers in your advertising sales group, the discontinuance of local advertising sales and the closure of your international offices. Please revise your results of operations disclosure to quantify the dollar amounts for each source that contributed to a material change. See Section III. D of SEC Release 33-6835. Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Entertainment Media.

Liquidity and Capital Resources, page 86

24.   We note the disclosure in the risk factor on page 8 that if the proposed merger does not occur, PlanetOut will be required to raise additional capital to continue operating as a stand-alone company. Please disclose how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months.

Information about Here Networks, page 93

Management's Discussion and Analysis of Here Networks' Financial Condition and Results of Operations, page 97

25.   Please provide disclosure responsive to Item 303(a)(4) regarding Here Networks' off-balance sheet arrangements. See Item 17(b)(5) of Form S-4. If the company has no off-balance sheet arrangements, please indicate that in Here Networks' MD&A discussion. Please provide similar disclosure in Regent Entertainment Media's MD&A.

Unaudited Pro Forma Combined Condensed Financial Data, page 116

Introduction, page 116

26.   Revise to discuss how you are combining the HMI entities and clearly indicate that the ownership interest in these entities would not change before including the interest associated with PlanetOut. Further, provide a separate pro forma financial statement showing the combining of the HMI entities.

Unaudited Pro Forma Combined Condensed Statement of Operations, pages 118 and 119

27.   The historical and pro forma earnings per share amounts appear to be calculated based on the total net loss including the loss from continuing operations and the loss from discontinued operations. Revise your disclosures to only present historical and pro forma earnings per share amounts based on your loss from continuing operations.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120

Note 1. Basis of Presentation, page 120

28.   We note from your disclosures that for purposes of the pro forma financial statements, you have estimated a pro forma enterprise value based on the average of the high and low values derived from the opinions of PlanetOut's financial advisors. Please explain whether you continue to believe that $13.94 million represents the enterprise value of PlanetOut in light of the continued decline in your stock price and market capitalization. Tell us why you do not believe the quoted market price of the PlanetOut common stock is more representative of the fair value that will be transferred in the acquisition.

Note 2. Stock-Based Compensation, page 120

29.   Explain your accounting treatment for the PlanetOut stock options, warrants and restricted stock grants in your purchase price allocation and pro forma financial statements, and identify the accounting literature relied upon. As part of your response,

tell us how you considered the guidance in paragraph 51 of SFAS 123(R) in your accounting for the exchange of options and warrants.

Note 4. Pro Forma Adjustments, page 121

30. The pro forma adjustments do not appear to include any fair value adjustments for either the assets acquired or the liabilities assumed. Tell us how you considered the guidance in paragraph 20 of SFAS 141(R). For each of the assets and liabilities of PlanetOut, explain the basis for your preliminary estimate that the carrying value was equivalent to the estimated fair value.

31. We note that you have included discontinued operations in your unaudited pro forma combined condensed statements of operations. Please revise your pro forma combined condensed statements of operations to present only the portion of the income statement through "loss from continuing operations."

32. We note that you have included adjustments (d and j) for estimated severance and related costs in connection with the proposed business combination. The timing and effects of these types of actions are generally too uncertain to meet the Article 11 of Regulation S-X criteria for pro forma adjustments. Explain why you believe you satisfy the criteria in Article 11 of Regulation S-X to include such adjustments in your pro forma financial statements. In addition, management's estimate of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward should be discussed in your MD&A.

PlanetOut

Financial Statements as of December 31, 2007 and 2006

Condensed Statements of Operations, page F-4

33. Tell us your consideration of separately presenting cost of revenues by adverting services, subscription services and transaction services.

Note 14. Subsequent Events, page F-29

34. Please further clarify the nature of the put/call mechanism relating to the sale of your publishing business to Regent Entertainment Media. Clarify the nature of the marketing commitments and indicate whether the $6.5 million cash payment was ever made by Regent Entertainment Media.

Unaudited Interim Financial Statements

35.   We note the recent drop in your stock price and market capitalization since the quarter ended September 30, 2008. It appears as though this is a triggering event that may require you to reassess your goodwill for impairment. See paragraph 28 of SFAS 142. Tell us what consideration you have given to testing your goodwill or whether an annual impairment test was performed as of December 31, 2008. If you did not perform an impairment test, please explain why you did not perform an impairment analysis given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us whether you plan to record an additional impairment charge as of December 31, 2008.

Here Networks

Financial Statements as of December 31, 2007 and 2006 (Unaudited)

General

36.   Please clarify why you have not provided audited financial statements for the year ended December 31, 2006. In this respect, tell us how you comply with Rule 8-02 of Regulation S-X.

37.   Revise your disclosures to present a separate statement showing the changes in members' equity and retained earnings. Refer to Rule 8-02 of Regulation S-X.

Balance Sheets, page F-49

38.   Please clarify why you do not present a classified balance sheet segregating current assets and current liabilities from other assets and liabilities. Refer to Chapter 3.A of ARB 43.

Note 1. Summary of Significant Accounting Principles

Program Broadcasting Rights, page F-52

39.   Please clarify the difference between program broadcasting rights, program licensing rights and capitalized distribution rights. Tell us the license term over which these rights are being amortized.

40.   Explain how you determined that no impairment loss should be recorded on the program broadcasting rights. In this respect, tell us how your determination of fair value considered your history of significant operating losses and cash flows used in operations. Refer to paragraphs 45 – 47 of SOP 00-2 and paragraphs 16-21 of SFAS 144. Explain how you group your program broadcasting rights for purposes of impairment testing. Refer to paragraph 10 of SFAS 144.

Unaudited Interim Financial Statements

Balance Sheets, page F-59

41.   Please clarify why you have reclassified the contributions from your parent to members'
        equity (deficit) during the nine months ended September 30, 2008. Tell us the accounting
        guidance that you relied upon in making this determination.

Income Statement (Unaudited), page F-60

42.   Revise your disclosures on the face of the income statement to indicate that the publicity
        and marketing revenues are as a result of related party transactions.

Note 1. Summary of Significant Accounting Principles

Revenue Recognition, page F-64

43.   Please further clarify the nature of your revenues from publicity and marketing services
        provided to Releasing relating to theatrical motion picture releases. Explain the revenue
        recognition guidance that you relied upon to recognize these revenues. Describe the
        payment terms associated with these arrangements. Tell us how you determined that
        these transactions were conducted at arms length.

LPI Media Inc.

Financial Statements

Note 1 The Company and Summary of Significant Accounting Policies, page F-75

Basis of Presentation

44.   Financial Statements should be labeled as predecessor of Regent Entertainment Media.

45.   Financial statements should be restated to properly present the discontinuance of the
        SpecPub Inc. operations retroactively. See paragraph 43 of SFAS 144. We also refer
        you to Minutes from the AICPA SEC Regulations Committee Dated April 8, 2004 –
        Section IX (B).

Regent Entertainment Media (as successor to LPI Media)

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-70

46.   Please clarify whether the balance sheet for the year ended December 31, 2006 has been audited by your independent registered public accountant. In this respect, the report only references the balance sheet for the year ended December 31, 2007.

Note 1. Summary of Significant Accounting Principles

Advertising, page F-76

47.   We note that you have capitalized direct response advertising costs that consist primarily of production costs associated with direct-mail promotion of magazine subscriptions. Further explain why you believe these costs should be capitalized as direct response advertising costs. Provide us with an analysis of how you considered the guidance in paragraphs 33-39 of SOP 93-7.

Annex A, Page A-1

48.   We note that the fairness opinions provided by Allen and Viant both include statements indicating that fairness opinions were provided for the information of PlanetOut's Board of Directors and may not be used for any other purpose without the financial advisors' prior written consent. These statements appear to limit reliance by investors on the opinions. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations from the fairness opinions or disclose the basis for the advisors' belief that shareholders cannot rely on the opinions to support any claims against them arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisors or PlanetOut's board under federal securities laws. See SEC Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-1

49.   We note that you have not filed any material contracts as exhibits to the registration statement. Please file all material contracts of Here Media or its subsidiaries. See Item 601(b)(10) of Regulation S-K.

Item 22. Undertakings, page II-2

50.   Provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K and the undertakings required by Item 22(b) and (c) of the Form S-4.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551- 3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (213) 576 8153
        James R. Walther, Esq.
        Mayer Brown LLP